[Letterhead of Shearman & Sterling LLP]

December 2, 2010

Mr. Lyn Shenk, Ms. Theresa Messinese and Mr. Doug Jones
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549-3561
U.S.A.

Re: Toyota Motor Corporation
Form 20-F for the fiscal year ended March 31, 2010 filed June 25, 2010
File No. 001-14948

Dear Mr. Shenk, Ms. Messinese and Mr. Jones:

We are contacting you on behalf of our client, Toyota Motor Corporation, regarding your comment letter dated November 22, 2010.  As discussed, we respectfully request the staff of the Division of Corporation Finance that an extension to file the response be granted through December 17, 2010.

Best regards,

/s/ Masahisa Ikeda

Masahisa Ikeda
Shearman & Sterling LLP, Tokyo Japan

cc:	Kiyohisa Funasaki (Toyota Motor Corporation)
Susumu Yamaguchi (Toyota Motor Corporation)